UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

March 31, 2015

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

PETROBRAS ARGENTINA S.A.

AGREEMENT FOR THE SALE OF PETROBRAS ARGENTINA’S INTEREST IN THE AUSTRAL BASIN ASSETS IN ARGENTINA

Buenos Aires, March 30, 2015 – Petrobras Argentina S.A. (Buenos Aires: PESA, NYSE: PZE) informs that on this date it has signed a purchase and sale agreement with Compañía General de Combustibles S.A. (CGC) for the sale of its entire interest in the Austral Basin in Argentina, including interest in the concessions operated by the Joint Ventures (UTE) Santa Cruz I, Santa Cruz I Oeste, Glencross and Estancia Chiripá, in assets related to Santa Cruz II, in Punta Loyola Terminal and in the oil and gas pipelines operated in the basin for an amount of US$101 million.

The concessions cover an area of approximately 11,500 km2, with expiration dates between 2017 and 2037, are located in the Province of Santa Cruz and have a production of approximately 15,000 barrels of oil equivalent per day in connection with PESA’s interest.

CGC currently holds the remaining interest in the Joint Ventures (UTE) Santa Cruz I (29%) and Santa Cruz I Oeste (50%) and Fomicruz S.E. holds the remaining interest in the Joint Ventures (UTE) Glencross (13%) and Estancia Chiripá (13%).

The transaction will be subject to approval by the relevant administrative bodies in accordance with the provisions of the applicable laws.

This transaction will allow the Company to refocus its investment efforts on other Exploration and Production assets in Argentina.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 03/31/2015

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney